

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-Mail
Christopher J. Spencer
Chairman and CEO
Wizzard Software Corporation
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

> **Re:** **Wizzard Software Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 27, 2012**
> **File No. 001-33935**

Dear Mr. Spencer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1.   Our preliminary review of your proxy statement indicates that it fails in numerous material respects to comply with the requirements of the proxy rules and the requirements of the form. Specifically, we note that the transaction described in Proposal 3 relating to the approval of the share exchange falls within the scope of Item 14 of Schedule 14A, though you have not provided all of the information applicable to you under this item. Please review Item 14 and revise your disclosure so that it complies with the requirements of the Item including, but not limited to, such information as the summary term sheet, regulatory approvals and past contact, transactions or negotiations. In this regard, we specifically note that you have not provided the financial information meeting the requirements of Regulation S-X for the business being acquired pursuant to paragraph (c)(2) of Item 14. Please revise your preliminary proxy statement to include the financial information required.

2.   Please note that paragraph (c)(2) of Item 14 requires that you provide S-4 level disclosure about the business being acquired such as the scope of the business as well as the information required by Items 303 and 304(b) of Regulation S-K. In providing a materially complete description of the so-called FAB companies, please also file the variable interest entity contracts. See also Item 17 of Form S-4, applicable to you via paragraph (c)(2) of Item 14. Please revise accordingly.

3.   In revising your document, please also include a materially complete discussion of your current business operations, including your media business, legacy businesses and any other subsidiaries you may have. Provide clarifying disclosure regarding the extent to which Wizzard Software will continue to operate its other businesses, other than the Interim Healthcare business, if the share exchange agreement is approved. To the extent your current operations will be modified as a result of the share exchange agreement, other than as a result of the proposed spin-off, please provide appropriate disclosure.

4.   Please tell us and disclose the Securities Act exemption to be relied upon for the share issuance contemplated by the share exchange agreement and discuss the facts that make the exemption available to you, including the number of shareholders that will receive shares of Wizzard Software in the share exchange.

5.   We note the discussion beginning on page 24 of your plans to distribute all of the shares of the Interim Healthcare business to shareholders of Wizzard Software as a condition to the closing of the share exchange agreement. It appears that this distribution may constitute a sale of securities. We note your disclosure on page 24 that you intend to file a registration statement on Form 10 under the Exchange Act in connection with the spin-off of Interim Healthcare. Please tell us whether you plan to file a registration statement under the Securities Act covering the distribution or provide your analysis regarding registration of the spin-off.

6.   In light of the change in control contemplated by the share exchange agreement, it appears that you should include information showing how the beneficial ownership table would change in the event the share exchange agreement is approved. In this regard, we note that you filed a Form 8-K on April 10, 2012 disclosing the terms of the share exchange agreement. Please provide us with your analysis regarding whether that filing was subject to the disclosure requirements of Item 5.01 of Form 8-K and, if not, whether and when you believe the share exchange agreement will trigger disclosure under Item 5.01.

7.   We note that you have not included a form of proxy card as required by Rule 14a-4 of the proxy rules. Please amend your filing to include the required form of proxy card, which should be marked "preliminary copy." Refer to Rule 14a-6(e)(1).

Proposal No. 2 – Approval of the Wizzard Software Corporation 2012 Stock Option Plan, page 21

8.   Please provide all of the applicable information required by Item 10 of Schedule 14A relating to your 2012 stock option plan including the material features of the plan. Please

also disclose whether you have any current plans to grant awards under the plan. If you have current plans to make awards pursuant to the stock option plan, provide the new plan benefits table outlined in Item 10(2)(i). If you have no such plans, please include a statement disclaiming any such plans or, if the awards are discretionary and therefore not determinable at this time, so state.

<u>Proposal No. 5 – Election of Two Additional Directors per the Terms of the Share Exchange Agreement Subject to Approval of Proposal No. 3 of this Proxy Statement, page 34</u>

9.   We note that proposal 5 relates to the election of two additional directors pursuant to the terms of the share exchange agreement; however, the proposal does not provide the information required with respect to the election of directors pursuant to Items 7 and 8 of Schedule 14A. Please revise to provide this information.

10.   As proposal 5 is cross-conditioned on the approval of proposal 3, please ensure that this contingency is adequately discussed in each proposal and reflected on the proxy card. In this regard, please disclose the consequences to you if one or more of the cross-conditioned proposals are not approved by shareholders. For instance, clarify the extent to which a vote against one of the related proposals is a vote against all of them. This comment also applies to proposal 6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Branden T. Burningham
        Burningham & Burningham